SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

WHEATON RIVER MINERALS LTD.

(Name of Subject Company (issuer))

COEUR D’ALENE MINES HOLDINGS COMPANY

COEUR D’ALENE
CANADIAN ACQUISITION CORPORATION

COEUR D’ALENE MINES CORPORATION

COEUR D’ALENE ACQUISITION ULC

(Name of Filing Persons (offeror))

Common Shares
(Title of Class of Securities)

962902102
(CUSIP Number of Class of Securities)

Dennis E. Wheeler
Chairman of the Board and Chief Executive Officer
400 Coeur d’Alene Mines Building
505 Front Avenue
Coeur d’Alene, Idaho 83814
(208) 667-3511

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Andrew E. Bogen
Gibson, Dunn & Crutcher, LLP
333 South Grand Avenue
Los Angeles, California 90071-3197
(213) 229-7159

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**

$1,610,905,509	$204,102

*	Estimated for purposes of calculating the amount of the filing fee only based on the product of (a) $2.835, the average of the high and low sales price per share of the common shares of Wheaton River Minerals Ltd. on the American Stock Exchange on August 5, 2004, and (b) 568,220,638, the maximum number of Wheaton common shares as of May 10, 2004 based on information provided by Wheaton in their Second Quarter Report, dated May 10, 2004, estimated to be received by Coeur d’Alene Mines Corporation or cancelled pursuant to the Offer (as defined below).

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals $126.70 per million dollars of the transaction valuation, or 0.0127% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$204,102	Filing Party:	Coeur d’Alene Mines Holdings Company
Form or Registration No.:	S-4, Registration Statement No. 333-117325	Date Filed:	July 13, 2004

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐ Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3

☐	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

     Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

     This Amendment No. 1 to Tender Offer Statement on Schedule TO is filed by Coeur d’Alene Mines Corporation, an Idaho corporation (“Coeur”), Coeur d’Alene Mines Holdings Company, an Idaho corporation (“New Coeur”), Coeur d’Alene Canadian Acquisition Corporation, a New Brunswick corporation (“Canadian Exchange Co.”) and Coeur d’Alene Acquisition ULC, a Nova Scotia unlimited liability company (“Nova Scotia ULC” and, together with Coeur, New Coeur and Canadian Exchange Co., the “Offerors”) and relates to the third party tender offer (the “Offer”) being made pursuant to the offer to purchase dated July 13, 2004 (referred to as the “Offer to Purchase”) and in the related Letter of Transmittal. In connection with the Offer to Purchase, Coeur will effect a reorganization to create a holding company structure, as described in greater detail in the Offer to Purchase. Upon the terms and subject to the conditions described in the Offer to Purchase and Letter of Transmittal (which together, as amended or supplemented from time to time, constitute the Offer), the Offerors are offering to purchase all outstanding common shares (the “Common Shares”) of Wheaton River Minerals Ltd. (referred to as “Wheaton”), a corporation existing under the Business Corporations Act (Ontario), for a choice of either cash or stock, at the election of the holder thereof. The maximum aggregate amount of cash that will be paid to Wheaton shareholders under the Offer to Purchase is the product of (i) Cdn$570 million (equivalent to approximately $463 million based on the August 17, 2004 Canadian Dollar spot rate at close provided by Bloomberg) and (ii) a fraction, the numerator of which is the number of Wheaton Common Shares properly deposited under the Offer to Purchase and not withdrawn, and the denominator of which is the number of Wheaton Common Shares outstanding at the time Wheaton Common Shares are taken up and paid for under the Offer to Purchase. If Wheaton shareholders elect to receive more than the maximum aggregate amount of cash (as calculated above) in respect of their Common Shares, a pro rata portion of the consideration payable for such Common Shares will be paid in stock, as described in greater detail in the Offer to Purchase and Letter of Transmittal. Wheaton shareholders who affirmatively elect to receive stock will not be subject to pro ration, and will receive for each Wheaton Common Share their choice of either 0.796 shares of New Coeur common stock or 0.796 shares of exchangeable shares of Canadian Exchange Co., which shares will be exchangeable for shares of New Coeur common stock on a one-for-one basis, upon the terms and as described in the Offer to Purchase.

     On August 18, 2004, the Offerors terminated the Offer and issued a press release in connection therewith. As of that date, 3,188,420 shares had been tendered. In connection with the termination, all tendered shares are being returned promptly to tendering shareholders.

Items 1 through 11.

     As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer to Purchase (including any Appendices attached thereto), is incorporated by reference into this Tender Offer Statement on Schedule TO.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase (incorporated by reference to the Registration Statement on Form S-4 (Registration No. 333-117325) filed by Coeur d’Alene Mines Holdings Company and Coeur d’Alene Canadian Acquisition Corporation on July 13, 2004).

(a)(1)(ii)*	Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(v)*	Letter to Clients.

(a)(i)(vi)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(5)(i)	Press release issued by Coeur on June 23, 2004 (incorporated by reference to Form 425 filed with the Securities and Exchange Commission on June 23, 2004).

(a)(5)(ii)	Press release issued by Coeur on July 13, 2004 (incorporated by reference to Form 425 filed with the Securities and Exchange Commission on July 14, 2004).

(a)(5)(iii)	Press release issued by Coeur on July 14, 2004 (incorporated by reference to Form 425 filed with the Securities and Exchange Commission on July 15, 2004).

(a)(5)(iv)	Press release issued by Coeur on July 19, 2004 (incorporated by reference to Form 425 filed with the Securities and Exchange Commission on July 20, 2004).

(a)(5)(v)	Press release issued by Coeur on August 2, 2004 (incorporated by reference to Form 425 filed with the Securities and Exchange Commission on August 2, 2004).

(a)(5)(vi)	Letter from Dennis E. Wheeler to Wheaton shareholders, dated July 13, 2004 (Incorporated by reference to exhibit 99.19 to the registration statement on Form S-4, filed on July 13 by Coeur d’Alene Mines Holdings Company and Coeur d’Alene Canadian Acquisition Corporation.)

(a)(5)(vii)	Press release issued by Coeur on August 18, 2004 (incorporated by reference to Form 425 filed with the Securities and Exchange Commission on August 18, 2004).

(b)(i)	None.

(d)	None.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not Applicable.

* Previously filed.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COEUR D’ALENE MINES CORPORATION
By:	/s/ James A. Sabala
Name: James A. Sabala
Title: Executive Vice President and Chief Financial Officer

COEUR D’ALENE MINES HOLDINGS COMPANY
By:	/s/ James A. Sabala
Name: James A. Sabala
Title: Executive Vice President and Chief Financial Officer

COEUR D’ALENE CANADIAN ACQUISITION CORPORATION
By:	/s/ James A. Sabala
Name: James A. Sabala
Title: Executive Vice President and Chief Financial Officer

Dated: August 19, 2004

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase (incorporated by reference to the Registration Statement on Form S-4 (Registration No. 333-117325) filed by Coeur d’Alene Mines Holdings Company and Coeur d’Alene Canadian Acquisition Corporation on July 13, 2004).

(a)(1)(ii)*	Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(v)*	Letter to Clients.

(a)(i)(vi)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(5)(i)	Press release issued by Coeur on June 23, 2004 (incorporated by reference to Form 425 filed with the Securities and Exchange Commission on June 23, 2004).

(a)(5)(ii)	Press release issued by Coeur on July 13, 2004 (incorporated by reference to Form 425 filed with the Securities and Exchange Commission on July 14, 2004).

(a)(5)(iii)	Press release issued by Coeur on July 14, 2004 (incorporated by reference to Form 425 filed with the Securities and Exchange Commission on July 15, 2004).

(a)(5)(iv)	Press release issued by Coeur on July 19, 2004 (incorporated by reference to Form 425 filed with the Securities and Exchange Commission on July 20, 2004).

(a)(5)(v)	Press release issued by Coeur on August 2, 2004 (incorporated by reference to Form 425 filed with the Securities and Exchange Commission on August 2, 2004).

(a)(5)(vi)	Letter from Dennis E. Wheeler to Wheaton shareholders, dated July 13, 2004 (Incorporated by reference to exhibit 99.19 to the registration statement on Form S-4, filed on July 13 by Coeur d’Alene Mines Holdings Company and Coeur d’Alene Canadian Acquisition Corporation.)

(a)(5)(vii)	Press release issued by Coeur on August 18, 2004 (incorporated by reference to Form 425 filed with the Securities and Exchange Commission on August 18, 2004).

(b)(i)	None.

(d)	None.

(g)	None.

(h)	None.

* Previously filed.

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